SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

26 August 2015

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

The Aviva Chief Financial Officer Award 2014 (CFO Award)

•      As announced on 24 March 2015, consistent with the terms of his employment agreement, Mr Stoddard received a CFO Award to partially compensate him for deferred compensation he forfeited on resignation from his previous employer.  The award under the CFO Award will vest in stages in 2015, 2016 and 2017.

• Accordingly on 26 August 2015 the first tranche of the CFO Award vested and Mr Stoddard received the following Aviva ordinary shares of 25 pence each (Shares):

Name	Price at which Shares granted (pence)	Shares received
Tom Stoddard	509p	28,106

• These Shares vested in accordance with the rules of the CFO Award:

o The CFO Award was made for nil consideration.

o The CFO Award was granted at a price of £5.09 per share, which was based on the average share price of an Aviva ordinary share 3 days prior to Mr Stoddard joining the Company.

o The releases under the CFO Award include additional Shares received in lieu of dividends, which are subject to tax.

• The awards have been settled on a net-of-tax basis.

This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transactions on 26 August 2015.

Media Enquiries:

Andrew Reid                                                                      +44 (0)207 662 3131

General Enquiries:

Elena Petrou, Company Secretarial                                 +44 (0)207 662 1268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 August, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary